Exhibit 99.1

IMPORTANT TAX NOTICE:

Special U.S. Federal Income Tax Filing Requirements Related to Your Investment in Tournigan Gold Corporation

Shareholders who are U.S. taxpayers should be aware that Tournigan Gold Corporation ("Tournigan") expects to be a passive foreign investment company ("PFIC") for its current fiscal year, expects that it was a PFIC in its taxable year ended August 31, 2006 and expects that it may also be a PFIC in subsequent years.

The attached PFIC Annual Information Statement is being provided to you pursuant to the requirements of Treasury Regulations Section 1.1295-1(g)(1). This PFIC Annual Information Statement contains information to enable you, should you choose, to elect to treat Tournigan as qualified electing fund ("QEF"). A U.S. shareholder does not have to make this election for shares held in his or her retirement account.

A U.S. shareholder who makes a QEF election is required to annually include in his or her income his or her pro rata share of the ordinary earnings and net capital gains of Tournigan, whether or not Tournigan distributes any amounts to its shareholders.

Tournigan did not have ordinary earnings or net capital gains for its taxable year ended August 31, 2006 and believes that it will not have ordinary earnings or net capital gains in any future years in which it may be a PFIC.

If you do not elect to treat Tournigan as a QEF, then if Tournigan is a PFIC for any year during your holding period, then you would be subject to the PFIC rules, which could result in adverse tax consequences to you. For example, if you were to receive a so-called "excess distribution" or if you sell your Tournigan stock in the future at a gain, you could be required to allocate such distribution or gain, as the case may be, ratably over the time period during which you held your stock while Tournigan was a PFIC, and pay tax at the highest rate (rather than, if otherwise applicable, the long-term capital gain rate) on ordinary income in effect for each year to which the gain is allocated plus interest on the tax.

The QEF election is made by completing and attaching Form 8621 to a U.S. federal income tax return filed by the due date of the return, as extended.

We strongly urge you to consult your own tax advisor for advice concerning the application of the U. S. federal income tax rules governing PFICs.

The instructions for Form 8621 can be found on the Internet at http://www.irs.gov/pub/irs-fill/f8621.pdf If you would like us to send you a copy of Form 8621, please contact our office at 604-683-8320.

PFIC Annual Information Statement

(1)     This Information Statement applies to the taxable year of Tournigan Gold Corporation beginning on September 1, 2005 and ending on August 31, 2006.

(2)     The total ordinary earnings and net capital gains of Tournigan Gold Corporation for the taxable year specified in paragraph (1) are:

(a)	Ordinary earnings:	NONE

(b)	Net capital gains:	NONE

(c)	Your pro rata share of Tournigan Gold Corporation's ordinary earnings is:

(d)	Your pro rata share of Tournigan Gold Corporation's net capital gain is:
NONE

(e)	The amount of cash and the fair market value of other property distributed or deemed distributed to you during the taxable year specified in paragraph (1) is:
NONE

(3)     Tournigan Gold Corporation will permit you to inspect and copy of its permanent books of account, records, and such other documents as may be maintained that are necessary to establish that PFIC ordinary earnings and net capital gain, as provided in section 1293(e) of the U. S. Internal Revenue Code, are computed in accordance with U.S. income tax principles.

Tournigan Gold Corporation

Date: April 15, 2007

By: Hans Retterath, Chief Financial Officer